

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2025

J. Douglas Ramsey, Ph.D
Chief Executive Officer
YD Bio Limited
955 West John Carpenter Freeway
Suite 100-929
Irving, TX, 75039

Ethan Shen, Ph.D
Chief Executive Officer
YD Biopharma Limited
12F., No. 3, Xingnan St.
Nangang Dist.
Taipei City 115001, Taiwan

> **Re: YD Bio Limited**
> **Amendment No. 6 to Registration Statement on Form F-4**
> **Filed June 5, 2025**
> **File No. 333-283428**

Dear J. Douglas Ramsey Ph.D and Ethan Shen Ph.D:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 15, 2025 letter.

<u>Amendment No. 6 to Form F-4 filed June 5, 2025</u>
<u>The Business Combination</u>
<u>CIAA Breast Cancer License Valuation, page 113</u>

1.   With respect to the Breast Cancer License Valuation, under the "Conclusion" heading on page 113 you state: "As of June 30, 2024, the investment value of the Subject Asset was between $747.8 million to $769.6 million," which considers both the Market Approach and Income Approach valuations. We also note your statement on page 125, which appears to cite a different valuation range as CIAA's conclusion: "The income method . . . conclude[s] that the value range of Biopharma's exclusive breast cancer license is between US$620,082,000 and US$777,266,000; the Market Approach estimates that the value range of Biopharma's exclusive breast cancer license is between US$747,847,000 and US$884,952,000 . . . The two overlapping value ranges are between US$747,847,000 and US$769,609,000. The value range determined is not an overlapping value range. *Instead, it is recommended that the value range is between US$620,082,000 and US$747,847,000*. This evaluation uses this value range as the conclusion of YD Biopharma's exclusive breast cancer license." Please reconcile these statements or advise.

2.   We note your revised disclosure in response to prior comment 5, which we reissue in part. With respect to the Breast Cancer License Valuation, when only considering Grail's valuation under the Market Approach the Company's global market valuation range was $747 million to $884 million, as stated on page 113 and shown in the table on page 114. On page 116, in connection with your discussion of the Market Approach, you state: "CIAA selected GRAIL Inc. as a comparable company and, utilizing the share prices as well as the financial and operational data of relevant publicly traded peer companies, calculated the appropriate valuation multiples . . . these multiples were then used in conjunction with YD Biopharma's financial and operational figures as of December 31, 2024, to derive an estimate of the company's enterprise value as of that date." Please revise to provide the Company's "enterprise valuation" calculated by CIAA as part of the Breast Cancer License Valuation as of December 31, 2024, which appears to be based on Grail's data as well as the data of the companies in the table on page 116. Please also reconcile this with the following statement on page 125, which appears to indicate that CIAA only considered Grail's valuation in determining the Market Approach valuation, and did not consider any other companies: "the Market Approach estimates that the value range of Biopharma's exclusive breast cancer license is between US$747,847,000 and US$884,952,000."

<u>Breeze Board of Directors Reasons for Reaffirmation of the Merger Agreement; CIAA Enterprise Valuation, page 125</u>

3.   We note your analysis in response to prior comment 9. Please revise your disclosure relating to Grail in this section to briefly describe your consideration of Grail's current stock market valuation and capitalization and why more recent data was considered not suitable for this analysis.

4.   We note your statement: "[t]hese newly licensed technologies represent cutting-edge innovations in their respective fields, with intrinsic value likely materially exceeding

the estimates generated by the Guideline Public Company Method." Please revise to state this as management's belief or note that these tests have not been commercialized and therefore their ultimate value may differ from expectations.

Advancing Noninvasive Cancer Detection with Circulating Cell-Free DNA ("cfDNA") Methylation Technology, page 223

5.   We note your response to prior comment 11. Please revise to clarify throughout your registration statement whether you intend to market your cancer diagnostic tests that are LDTs directly to consumers or just to healthcare providers. Additionally, revise to further clarify the basis for this regulatory distinction between LDTs sold directly to consumers and those performed at the request of a healthcare provider.

Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Mathew J. Saur, Esq.
        Marc Rivera, Esq.